UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)
SULPHCO, INC.

(Name of Issuer)
COMMON STOCK

(Title of Class of Securities)
865378103

(CUSIP Number)
Dr. Rudolf W. Gunnerman
6601 Windy Hill
Reno, Nevada 89511
Phone: (775) 829-9904

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 12, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(e), 13d-(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS/I.R.S. Identification Nos. of Above Persons (Entity Only). Dr. Rudolf W. Gunnerman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		2,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,270,113

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,000

WITH	10	SHARED DISPOSITIVE POWER

		26,270,113

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	26,272,113

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	32.5%*

14	TYPE OF REPORTING PERSON

	IN
* Based on 80,848,416 shares of the issuer’s common stock outstanding as of December 31, 2007.

1	NAME OF REPORTING PERSONS/I.R.S. Identification Nos. of Above Persons (Entity Only). Doris M. Gunnerman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,270,113

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		26,270,113

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	26,270,113

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	32.5%*

14	TYPE OF REPORTING PERSON

	IN
* Based on 80,848,416 shares of the issuer’s common stock outstanding as of December 31, 2007.

SCHEDULE 13D/A
     This Amendment No. 3 (the “Amendment No. 3”) filed by Dr. Rudolf W. Gunnerman and his spouse, Doris M. Gunnerman (the “Reporting Persons”), relates to the Statement of Beneficial Ownership on Schedule 13D filed on January 12, 2007, as amended by Amendment No. 1 filed on January 16, 2007 and as amended by Amendment No. 2 filed on December 17, 2007 (the “Amendment No. 2”) with respect to the common stock, par value $.001 per share (the “Common Stock”), of SulphCo, Inc., a Nevada corporation (the “Company”).
Item 4. Purpose of Transaction
     The information set forth under Item 4 of the Amendment No. 2 is hereby deleted and replaced by the following:
     As set forth in Amendment No. 2, the Reporting Persons currently have no plans to propose any amendments to the Bylaws of the Company, propose their own slate of nominees for election at the Company’s next annual meeting of stockholders, or otherwise effect, change or influence the control of the Company or participate in any transaction having that purpose or effect.
     Pursuant to a Stock Option Agreement, dated April 24, 2007 (the “First Option Agreement”), by and among the Reporting Persons and the persons or entities identified on the signature pages attached thereto (the “Optionees”), and as amended by Amendment No.1, dated November 27, 2007 and as amended by Amendment No. 2, dated February 12, 2008, the Optionees have the right to purchase 1,500,000 shares of Common Stock from the Reporting Persons at $4.10 per share (the “First Optioned Shares”) until the sooner of (i) August 31, 2008, or (ii) the 30th day after notice is given by the Reporting Persons that the Common Stock has a volume weighted average trading price of $6.00 or higher for five consecutive trading days with trading volume of not less than 1,000,000 shares of Common Stock each such trading day, as reported by Bloomberg LP, for the principal trading market of such Common Stock; provided, that if such option to purchase the Common Stock cannot be exercised by reason of any applicable judgment, decree, order, law or regulation, such option to purchase the Common Stock shall remain exercisable and shall not terminate until the earlier of (x) the date on which such impediment shall become final and not subject to appeal, and (y) 5:00 p.m. New York Time, on the 30th business day after such impediment shall have been removed.
     Pursuant to a separate agreement entered into by Dr. Gunnerman, he agreed to issue 125,000 shares of Common Stock (the “Broker Shares”) to the individual who brokered the transaction for the First Optioned Shares to the extent the option to purchase the First Optioned Shares is exercised.
     On December 5, 2007, the Reporting Persons entered into a plan (the “Plan”) with Oppenheimer & Co. Inc. in accordance with Rule 10b5-1 under the Securities and Exchange Act of 1934, as amended. The Plan became effective on December 10, 2007, covered an aggregate of 2,500,000 shares of Common Stock and provided for the sale of 250,000 shares of the Common Stock per month at the market price. An aggregate of 727,800 shares of Common Stock were sold pursuant to the Plan. The Plan was terminated by mutual agreement of the parties on February 25, 2008.

     Pursuant to a Stock Purchase Agreement, dated February 12, 2008 (the “Stock Purchase Agreement”), by and among the Reporting Persons and Iroquois Master Fund Ltd. and Ellis Capital LP (collectively, the “Buyers”), the Reporting Persons agreed to sell to the Buyers 750,000 shares of Common Stock at $4.00 per share on February 25, 2008. Additionally, the Reporting Persons agreed to sell to the Buyers 1,250,000 shares of Common Stock (the 1,250,000 shares of Common Stock together with the 750,000 shares of Common Stock, the “Purchased Shares”) at a price determined in the following manner: 1/30th of 1,250,000 shares of the Common Stock would be valued each trading day for the 30 consecutive trading days commencing on the 50th trading day after February 25, 2008 (the “Pricing Period”) at 90% of the daily volume weighted average price (“VWAP”), as reported by Bloomberg LP, for the principal trading market for the Common Stock, but not less than $2.75 nor more than $5.50 per share of Common Stock. The Buyers shall deliver the purchase price for the 1,250,000 shares of Common Stock 10 trading days after the end of the Pricing Period to the Reporting Persons through an intermediary escrow agent designated by the parties. In the event the VWAP for the Common Stock for any of the last five trading days of the Pricing Period is less than $7.00 per share or the trading volume reported by Bloomberg LP for the principal trading market for the Common Stock is less than 1,000,000 shares for any such trading day, then each Buyer may, after prior written notice to the Reporting Persons and the escrow sgent not later than 5 trading days after the end of the Pricing Period, elect to not purchase the portion of the 1,250,000 shares of Common Stock to be priced during the Pricing Period.
     Pursuant to a Stock Option Agreement, dated February 12, 2008 (the “Second Option Agreement”), by and among the Reporting Persons and the Buyers, the Buyers have the right to purchase 2,000,000 shares of Common Stock from the Reporting Persons at $4.50 per share until December 31, 2008 (the “Second Optioned Shares”); provided, that if such option to purchase cannot be exercised by reason of any applicable judgment, decree, order, law or regulation, such option to purchase shall remain exercisable and shall not terminate until the earlier of (x) the date on which such impediment shall become final and not subject to appeal, and (y) 5:00 p.m. New York Time, on the 30th business day after such impediment shall have been removed.
     Pursuant to a Lockup Agreement, dated February 27, 2008 (the “Lockup Agreement”), by and among the Reporting Persons and the Company, the Reporting Persons agreed that until September 30, 2008, they would not buy or sell or otherwise dispose of any shares of Common Stock or any options, warrants or other rights to purchase shares of Common Stock or any other security of the Company which the Reporting Persons own or have a right to acquire as of the date of the agreement and subsequent thereto, other than (i) the First Optioned Shares, (ii) the Second Optioned Shares, (iii) the Purchased Shares, (iv) the Broker Shares, (v) in connection with an offer made to all shareholders of the Company, (vi) bona fide gifts or transfers by will or intestacy, (vii) to any trust for the direct or indirect benefit of the Reporting Persons or the immediate family of the Reporting Persons, provided that any such transfer shall not involve a disposition for value, (viii) to a partnership which is the general partner of a partnership of which the Reporting Persons is a general partner, or (ix) bona fide sales for cash at not less than $7.00 per share of Common Stock.
     Pursuant to an Assignment and Consent, dated February 12, 2008, by and among the Reporting Persons and the persons or entities identified on the signature pages attached thereto, the Reporting Persons agreed to the assignment of the interests of the Buyers in the Stock Purchase Agreement, the Second Option Agreement, the Lockup Agreement and the related ancillary agreements to certain persons identified on the signature pages attached to the agreement. The Reporting Persons also agreed to the assignment of the Purchased Shares and the Second Optioned Shares to such persons in the portions set forth on the signature pages.
     The foregoing summaries of the agreements are qualified in their entirety by reference to the complete text of the documents which are attached as exhibits to this Amendment No. 3 and are incorporated herein by reference.
     Other than as set forth above, at the present time, the Reporting Persons have no plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) — (j) of Item 4 of Schedule 13D. Depending on various factors including, without limitation, the Company’s financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, or changing their intention with respect to any and all matters referred to in this Item 4.
Item 5. Interest in Securities of the Issuer
     The information set forth under Item 5 of Amendment No. 2 is hereby deleted and replaced by the following:
     The percentage of shares of Common Stock reported owned by each of the Reporting Persons in this Amendment No. 3 is based upon 80,848,416 shares of the Common Stock outstanding as of December 31, 2007, as reported in the Company’s Schedule 14A filed with the Securities and Exchange Commission on January 8, 2008.
     As of February 29, 2008, Dr. Gunnerman beneficially owned 26,272,113 shares of Common Stock constituting approximately 32.5% of the Company’s outstanding shares of Common Stock. The shares held by Dr. Gunnerman include (A) 26,270,113 shares held jointly with Mrs. Gunnerman, which includes (i) 500,000 shares pledged (the “Pledged Shares”) by Dr. Gunnerman to Argyll Equities LLC (“Argyll”), (ii) the First Optioned Shares, (iii) the Broker Shares, (iv) the Second Optioned Shares, and (vi) the Purchased Shares; and (B) 2,000 shares held by Dr. Gunnerman individually.
     As of February 29, 2008, Mrs. Gunnerman beneficially owned 26,270,113 shares of Common Stock constituting approximately 32.5% of the Company’s outstanding shares of Common Stock, all of which are held jointly with Dr. Gunnerman. The shares jointly held by Mrs. Gunnerman include (i) the Pledged Shares, (ii) the First Optioned Shares, (iii) the Broker Shares, (iv) the Second Optioned Shares, and (vi) the Purchased Shares.
     The Reporting Persons share the power to vote and dispose of, or to direct the vote or disposition of, the 26,270,113 shares of Common Stock held by them jointly.
     Dr. Gunnerman has the sole power to vote and dispose of the 2,000 shares of Common Stock held solely by him and has shared power to dispose of the Pledged Shares.

     (c) The information included in Item 1 through Item 4 hereof and in the prior Schedule 13D and the amendments thereto is incorporated herein by reference. No other transactions in the Common Stock were effected during the 60 days prior to the date hereof by the Reporting Persons except as set forth below:
     1. The following are sales of the Common Stock by the Reporting Persons pursuant to the Plan during the 60 days prior to the date hereof:

Date	Shares	Price
12/31/07	1,700	4.46
	1,800	4.47
	600	4.48
	400	4.49
	3,000	4.50
	1,000	4.51
	500	4.52
	1,100	4.53
	100	4.60
	100	4.61
	400	4.63
	300	4.70
	200	4.71
1/2/08	8,100	5.08
	700	5.09
	2,500	5.10
	1,200	5.13
1/3/08	300	4.70
	4,600	4.90
1/4/08	1,500	4.25
	300	4.26
	1,900	4.27
	1,400	4.28
	700	4.29
	700	4.32
	2,800	4.37
	400	4.39
	2,500	4.41
	300	4.42
1/7/08	700	4.03
	500	4.04
	1,500	4.05

Date	Shares	Price
	1,000	4.11
	500	4.14
	500	4.19
	1,000	4.20
	1,000	4.26
	1,300	4.27
	700	4.30
	1,000	4.36
	1,200	4.39
	800	4.40
1/8/08	2,200	4.10
	4,000	4.13
	2,800	4.15
	500	4.17
	500	4.18
	100	4.19
1/9/08	9,240	3.90
	360	3.91
	300	3.93
	300	3.94
	7,200	3.95
	500	3.97
	2,000	3.98
	2,800	4.05
	100	4.10
1/10/08	2,500	3.95
	10,000	4.00
1/11/08	11,100	4.00
1/14/08	8,600	3.80
	2,900	3.81
	300	3.82
	700	3.85
1/15/08	4,500	3.75
	300	3.76
	3,000	3.80
1/16/08	7,500	3.53
	5,000	3.65
	3,200	3.70
1/17/08	3,000	3.80
	2,500	3.83
1/18/08	2,500	2.90
1/22/08	3,500	2.45
	1,100	2.58
	100	2.59

Date	Shares	Price
	3,000	2.60
	3,000	2.62
	1,800	2.64
	2,500	2.66
	2,500	3.05
	5,000	3.10
	2,500	3.18
	5,000	3.22
1/24/08	3,200	3.03
	1,400	3.04
	100	3.21
	1,200	3.23
	3,000	3.24
1/25/08	600	3.00
	2,700	3.05
	200	3.06
	600	3.07
	5,600	3.10
	1,200	3.11
	3,000	3.12
	200	3.14
1/28/08	6,500	2.80
	700	2.81
	4,700	2.96
	300	2.97
	5,300	3.00
	2,500	3.05
	2,500	3.11
1/29/08	2,400	3.04
	4,000	3.05
1/30/08	3,600	3.02
	100	3.03
	1,300	3.04
	6,100	3.05
	1,300	3.08
	2,600	3.20
1/31/08	1,100	2.80
	3,300	2.81
	600	2.82
	3,300	2.90
	2,700	2.95
2/1/08	5,000	3.03
	5,000	3.11
	8,700	3.15

Date	Shares	Price
	1,300	3.19
	2,500	3.22
2/4/08	5,000	3.08
	5,000	3.15
2/5/08	5,000	3.11
	5,000	3.12
	1,800	3.15
2/6/08	5,000	3.09
	5,000	3.11
	3,900	3.13
	200	3.15
	500	3.17
	600	3.18
2/7/08	5,000	2.99
	5,000	3.05
	300	3.10
2/8/08	4,700	3.15
	300	3.16
	5,600	3.30
	900	3.31
	3,100	3.33
	2,900	3.35
	10,000	3.40
	2,500	3.44
	4,000	3.45
	1,000	3.46
	5,000	3.50
	2,400	3.58
	100	3.60
	2,500	3.62
	2,500	3.70
	2,500	3.85
	2,500	4.00
	2,000	4.42
	500	4.44
2/11/08	5,000	5.20
	2,500	5.30
	2,500	5.35
	2,500	5.40
2/12/08	3,000	4.70
	100	4.71
	2,000	4.72
	3,800	4.74
	5,000	4.75

Date	Shares	Price
	1,100	4.80
	2,500	4.85
2/13/08	2,500	4.60
	2,500	4.70
	8,500	4.75
	1,500	4.80
	3,700	4.85
	1,300	4.86
	1,100	4.90
	600	4.91
	800	4.92
	10,000	4.98
	5,000	4.99
2/14/08	10,000	4.70
2/15/08	3,500	4.60
2/19/08	10,000	4.40
2/20/08	4,700	4.20
	1,300	4.25
2/21/08	6,000	4.30
     2. On February 25, 2008, the Reporting Persons sold 750,000 shares of the Common Stock at $4.00 per share pursuant to the Stock Purchase Agreement as discussed above.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information set forth under Item 6 of Amendment No. 2 is hereby deleted and replaced by the following:
     Pursuant to a Pledge Agreement, dated March 29, 2004, entered into by Dr. Gunnerman in favor of Argyll, Dr. Gunnerman pledged the Pledged Shares to Argyll to secure his obligations with respect to a loan made by Argyll to Dr. Gunnerman. In connection with a private settlement with Argyll, Dr. Gunnerman has agreed to terminate the pledge and permit Argyll to sell such shares in the open market in exchange for the receipt by Dr. Gunnerman of approximately $1,247,000. The transactions pursuant to the private settlement are currently contemplated to take effect on February 29, 2008.
     Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named herein and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits
99.1	Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.

99.2	Stock Purchase Agreement, entered into as of February 12, 2008, by and among Rudolf Gunnerman and Doris Gunnerman and Iroquois Master Fund Ltd. and Ellis Capital LP.

99.3	Stock Option Agreement, entered into as of February 24, 2007, by and among Rudolf Gunnerman and Doris Gunnerman and persons or entities identified on the signature pages attached thereto.

99.4	Amendment No. 1 to Stock Option Agreement, made as of November 27, 2007, by and among Rudolf Gunnerman and Doris Gunnerman and persons or entities identified on the signature pages attached thereto.

99.5	Amendment No. 2 to Stock Option Agreement, made as of February 12, 2008, by and among Rudolf Gunnerman and Doris Gunnerman and the Optionees identified on Schedule A attached thereto.

99.6	Stock Option Agreement, entered into as of February 12, 2008, by and among Rudolf Gunnerman and Doris Gunnerman and Iroquois Master Fund Ltd. and Ellis Capital LP.

99.7	Lockup Agreement, entered into as of February 27, 2008, by and among Rudolf Gunnerman and Doris Gunnerman and Sulphco, Inc.

99.8	Assignment and Consent Agreement, made as of February 12, 2008, by and among Rudolf Gunnerman, Doris Gunnerman, Iroquois Master Fund Ltd., Ellis Capital LP and the persons identified on the signature pages attached thereto.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 29, 2008	By:	/s/ Rudolf W. Gunnerman
Rudolf W. Gunnerman

Dated: February 29, 2008	/s/ Doris M. Gunnerman
Doris M. Gunnerman